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                                  PDK LABS INC.


                                                             _________ ___, 2000


To Our Shareholders:

         I am writing to you in my capacity as both a private investor in PDK Labs Inc. (referred to as "PDK") and the chief executive officer and president of PDK. In my capacity as CEO, I am cordially inviting you to attend a Special Meeting of shareholders (referred to as the "Special Meeting") of PDK to be held on __________ __, 2000 at 10:00 a.m., local time, at _________________. The purpose of the Special Meeting is to consider and vote upon a Merger (referred to as the "Merger") that, if approved and subsequently completed, will result in our public shareholders receiving $5.00 in cash, without interest, for each share of Common Stock of PDK (referred to as the "Common Stock") and $8.00 in cash (plus accrued and unpaid dividends) for each share of Preferred Stock of PDK (referred to as the "Preferred Stock") held by them. PDK will then become a privately-owned company. If approved by the shareholders, the Merger would be accomplished under an Agreement and Plan of Merger (referred to as the "Merger Agreement") that provides for PDK Acquisition Corp., a newly formed New York corporation (referred to as "PDK Acquisition"), to merge with and into PDK. PDK would be the surviving corporation in the Merger.

         In my capacity as a private investor, I organized a group of PDK's management including Karine Hollander, Raveendra Nandigam, and myself, (the "Management Group") who collectively own all of the equity interest in PDK Acquisition. Immediately prior to the completion of the Merger, the Management Group will contribute cash or arrange for financing and contribute an aggregate 672,500 shares of Common Stock (representing approximately 29% of the outstanding shares of Common Stock) owned by the Management Group to PDK Acquisition.

         A Special Committee of PDK's Board of directors (referred to as the "Special Committee"), consisting of Ira Helman, was organized to investigate, consider, negotiate and evaluate the Management Group's proposal and potential alternative transactions available to PDK. The Special Committee recommended to the PDK board of directors (the "Board") that the Merger be approved. In connection with its evaluation of the fairness to our public shareholders of the Merger and other available transactions, the Special Committee engaged JWGenesis Capital Markets, Inc. ("JWGenesis") to act as its financial advisor. JWGenesis has rendered its written opinion that, as of August 3, 2000, based upon and subject to the assumptions, limitations and qualifications included in its opinion, the cash Merger consideration of $5.00 per share of Common Stock and $8.00 per share (plus accrued and unpaid dividends) of Preferred Stock to be received in the Merger is fair from a financial point of view to our public shareholders.

         JWGenesis' written opinion, dated August 3, 2000, is attached as Appendix C to the accompanying proxy statement and you should read it carefully.

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         The Special Committee and the other members of the Board believe that the terms of the Merger are fair to, and in the best interests of, the public shareholders and unanimously recommend that the shareholders approve the Merger. Since Karine Hollander and I have a personal conflict of interest in recommending this Merger to you, we abstained from voting at the Board meeting at which this recommendation was made.

         The affirmative vote of holders of at least 66 2/3% of the outstanding shares of Common Stock entitled to vote at the Special Meeting is required to approve the Merger. The Management Group holds 672,500 shares of Common Stock and has the right to vote an additional 100,000 shares of Common Stock, which in the aggregate represents approximately 33.3% of the outstanding shares of Common Stock. The Management Group intends to vote these shares in favor of the Merger. The holders of the Preferred Stock are not entitled to vote at the Special Meeting. Accordingly, if holders of 774,172 shares, which represents approximately 33.3 % of the outstanding shares of Common Stock, also vote in favor of the Merger, the Merger will be approved.

         The accompanying proxy statement provides you with a summary of the proposed Merger and additional information about the parties involved and their interests. Please give all this information your careful attention. Whether or not you plan to attend, it is important that your shares of Common Stock are represented at the Special Meeting. A FAILURE TO VOTE WILL EFFECTIVELY COUNT AS A VOTE AGAINST THE MERGER. Accordingly, please promptly complete, sign and date the enclosed proxy and return it in the envelope provided.

                                           /s/ Reginald Spinello

                                           Reginald Spinello
                                           President and Chief Executive Officer